Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262691

Prospectus Supplement No. 1

to Prospectus dated August 3, 2022

Subscription Rights to Purchase Up to 35,000 Units

Consisting of up to 35,000 Shares of Series I Convertible Preferred Stock

and Warrants to Purchase up to 77,770,000 Shares of Common Stock

at a Subscription Price of $1,000 per Unit

(and up to 77,770,000 shares of Common Stock underlying such Series I Convertible Preferred Stock)

This Prospectus Supplement No. 1 amends and supplements the prospectus dated August 3, 2022, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-262691). This Prospectus Supplement No. 1 is being filed to amend and supplement certain information included in the Prospectus with the information contained in this Prospectus Supplement No. 1.

The Prospectus and this Prospectus Supplement No. 1 relate to our distribution to holders of our common stock, $0.001 par value, and to holders of our Underwriter Warrants (as defined in the Prospectus), Series D preferred stock and Series F preferred stock, at no charge, non-transferable subscription rights to purchase up to 35,000 units (“Units”). Each Unit consists of one (1) share of our Series I convertible preferred stock (“Series I preferred stock”) and a warrant to purchase 2,222 shares of our common stock (the “warrants”). We refer to the offering that is the subject of the Prospectus and this Prospectus Supplement No. 1 as the rights offering.

On August 17, 2022, we determined to (i) decrease the conversion price of the Series I preferred stock from $0.65 to $0.45, (ii) decrease the exercise price of the warrants from $0.70 to $0.50 per share, (iii) increase the number of warrants included in each Unit from 1,538 to 2,222, and (iv) extend the expiration time of the rights offering to 5:00 p.m., Eastern Time, on August 24, 2022. Please see the “Summary of the Offering” below for greater detail. Accordingly, each subscription right will entitle you to purchase one Unit, which we refer to as the basic subscription right, at a subscription price per Unit of $1,000, subject to proration among participants exercising their basic subscription right. Each share of Series I preferred stock is convertible at any time into a number of shares of our common stock equal to the quotient of the stated value of the Series I preferred stock ($1,000) divided by the conversion price (initially, $0.45 per share). Each warrant will be exercisable for 2,222 shares of our common stock at an exercise price of $0.50 per share and will expire five years from the date of issuance.

Each subscription right consists of a basic subscription right and an over-subscription privilege. If you exercise your basic subscription rights in full, and any portion of the Units remain available under the rights offering which are unsubscribed, you will be entitled to an over-subscription privilege to purchase a portion of the unsubscribed Units at the subscription price, subject to proration and ownership limitations, which we refer to as the over-subscription privilege.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on August 24, 2022, unless the rights offering is extended or earlier terminated by us. If we elect to extend the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the next business day after the most recently announced expiration date of the rights offering. We may extend the rights offering for a period not to exceed 45 days from the original expiration date in our sole discretion.

We have engaged Maxim Group LLC to act as the dealer-manager for this rights offering. We have not entered into any standby purchase agreement or other similar arrangement in connection with this rights offering. The rights offering is being conducted on a best-efforts basis. We have also engaged Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) to serve as our subscription and information agent for the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until we complete or cancel this rights offering.

You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable, even if the rights offering is extended by our board of directors for a period of up to 45 days from the original expiration date.

If we amend the rights offering to allow for an extension of the rights offering for a period of more than 45 days from the original expiration date or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a prompt refund of any money you have advanced. Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event the rights offering is canceled, all subscription payments received by the subscription agent will be promptly returned, without interest.

Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on any stock exchange or market. Our common stock is listed on the NYSE American under the symbol “NAVB.” On August 17, 2022, the last reported sale price of our common stock on the NYSE American was $0.52 per share. You are urged to obtain current market quotations for our common stock.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 17 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total (2)
Subscription price	$1,000.00	$35,000,000
Dealer-manager fees (1)	$65.00	$2,275,000
Proceeds to us, before expenses	$935.00	$32,725,000

(1)

We have agreed to pay to Maxim Group LLC as the dealer-manager a cash fee equal to 6.5% of the gross proceeds received by us directly from exercises of the subscription rights; provided that the cash fee will be 3.5% with respect to the exercise of any subscription rights by our current directors. We agreed to reimburse expenses of the dealer-manager, up to $90,000. See “Plan of Distribution” in the Prospectus.

(2)	Assumes the subscription rights are fully subscribed for cash, but excludes cash proceeds, if any, from the exercise of the warrants included in the Units.

Dealer Manager

Maxim Group LLC

The date of this Prospectus Supplement is August 18, 2022

This Prospectus Supplement No. 1 amends and supplements the Prospectus to reflect (i) a decrease in the conversion price of the Series I preferred stock from $0.65 to $0.45, (ii) a decrease in the exercise price of the warrants from $0.70 to $0.50 per share, (iii) an increase in the number of shares underlying the warrant included in each Unit from 1,538 to 2,222, and (iv) an extension of the expiration time of the rights offering to 5:00 p.m., Eastern Time, on August 24, 2022. As a result of these modifications, all references in the Prospectus to the following are amended as follows:

●	The Series I preferred stock conversion price of $0.65 is reduced to $0.45 per share;

●

An aggregate of 53,830,000 shares of our common stock issuable upon conversion of the Series I preferred stock is increased to an aggregate of 77,770,000 shares of our common stock issuable upon conversion of the Series I preferred stock;

●	The 1,538 shares of our common stock issuable upon exercise of each warrant included in the Unit is increased to 2,222 shares of our common stock issuable upon exercise of each warrant;

●	The warrant exercise price of $0.70 per share is decreased to $0.50 per share;

●	The expiration date of the subscription period on August 17, 2022 is extended to August 24, 2022; and

●

Assuming all subscription rights are fully exercised, warrants to purchase an additional 53,830,000 shares of our common stock issued and outstanding after the rights offering is increased to warrants to purchase an additional 77,770,000 shares of our common stock issued and outstanding after the rights offering.

This Prospectus Supplement No. 1 should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 explicitly supersedes the information contained in the Prospectus. You should read this Prospectus Supplement No.1 and the Prospectus, and the information incorporated by reference in the Prospectus, before making an investment in our securities. Please read the additional information described in the Prospectus under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

You should rely only on the information we have provided in this Prospectus Supplement No. 1 and the Prospectus or incorporated by reference into the Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement No. 1 and the Prospectus or incorporated by reference in the Prospectus in connection with the rights offering described herein. You must not rely on any unauthorized information or representation. This Prospectus Supplement No. 1 and the Prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this Prospectus Supplement No. 1 and the Prospectus, or any document incorporated by reference, is accurate only as of the date of the applicable documents, regardless of the time of delivery of this Prospectus Supplement No. 1 and the Prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since that date.

The distribution of this Prospectus Supplement No. 1 and the Prospectus and the issuance of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Prospectus Supplement No. 1 and the Prospectus must inform themselves about, and observe any restrictions relating to, the sale of the securities and the distribution of this Prospectus Supplement No. 1 and the Prospectus outside the United States. This Prospectus Supplement No. 1 and the Prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the securities offered by this Prospectus Supplement No. 1 and the Prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

The section of the Prospectus Summary entitled “Summary of The Offering” is hereby replaced by the following “Summary of The Offering” section, which reflects the changes noted above.

SUMMARY OF THE OFFERING

Securities Offered

We are distributing, at no charge, to holders of our common stock, and to holders of the Underwriter Warrants, Series D preferred stock and Series F preferred stock, non-transferrable subscription rights to purchase up to an aggregate of 35,000 Units at a subscription price of $1,000 per Unit. Each of such eligible holders will receive one (1) subscription right for each share of common stock owned or deemed to be owned as of 4:00 p.m., Eastern Time, on August 3, 2022. Each Unit consists of one share of Series I preferred stock and warrants to purchase 2,222 shares of our common stock. The Units will separate upon the closing of the rights offering and will be issued separately; however, they may only be purchased as a Unit and the Unit will not trade as a separate security.

Participation of Certain Holders of Warrants and Preferred Stock

The holders of the Underwriter Warrants, Series D preferred stock and Series F preferred stock have the right to participate in this rights offering. Each of such eligible holders will receive one (1) subscription right for each share of common stock that such holder’s Underwriter Warrants are exercisable for and that such holder’s Series D or Series F preferred stock is convertible into. A total of 3,732,211 subscription rights will be issued to holders of the Underwriter Warrants, Series D preferred stock and Series F preferred stock.

Series I Preferred Stock

Each share of Series I preferred stock will be convertible at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Series I preferred stock by the conversion price of $0.45 per share, subject to adjustment.

Warrants

Each warrant entitles the holder to purchase 2,222 shares of common stock at an exercise price of $0.50 per share, subject to adjustment. The warrants will be immediately exercisable and will expire 5 years from the date of issuance. The warrants will be exercisable for cash and, solely during any period when a registration statement for the exercise of the warrants is not in effect, on a cashless basis. We may redeem the warrants for $0.01 per warrant if, among other factors, the volume-weighted average price of our common stock is above $1.50 for ten consecutive trading days, provided that we may not do so prior to one year after the issuance date.

Basic Subscription Right

The basic subscription right will entitle you to purchase one (1) Unit at a subscription price of $1,000 per Unit. You may exercise your basic subscription right for some or all of your subscription rights, or you may choose not to exercise your subscription rights. If you choose to exercise your subscription rights, there is no minimum number of Units you must purchase. We are distributing basic subscription rights to purchase an aggregate of 34,099,503 Units, but are only selling 35,000 Units in the rights offering. In the event that the rights offering is over-subscribed, rights holders will be entitled to their pro rata portion of the Units.

Over-Subscription Privilege

If you fully exercise your basic subscription right, you may also choose to exercise an over-subscription privilege to purchase additional Units in the offering. You will only be able to actually purchase additional Units pursuant to your over-subscription privilege if other eligible holders do not fully exercise their basic subscription rights and there are Units that remain unsubscribed at the expiration of the rights offering. In the event that holders exercise their over-subscription privilege such that the rights offering is over-subscribed, rights holders that have elected to exercise their over-subscription privilege will be entitled to their pro rata portion of the remaining Units.

Limitation of the Purchase of Units

In order to protect our ability to use our  net operating losses and other tax benefits to offset potential future income taxes for federal income tax purposes, we reserve the right, in our sole discretion, to limit the number of Units any person or entity, together with related persons or entities, may purchase pursuant to the exercise of basic or over-subscription privileges, where such purchase, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 4.99% or more of our issued and outstanding shares of common stock following the closing of the rights offering unless such person or entity has obtained a prior waiver from our board of directors to acquire, own or control such shares of common stock.

Record Date

August 3, 2022.

Expiration Date of the Rights Offering

5:00 p.m., Eastern Time, on August 24, 2022.

Subscription Price

$1,000 per Unit, payable in cash, provided that certain holders of the subscription rights will have the option to pay the subscription price by cancelling or exchanging their shares of Series D preferred stock, Series F preferred stock and Series G preferred stock and our indebtedness evidenced by the Term Note. The fair market value of the shares of Series D preferred stock, Series F preferred stock, Series G preferred stock and Term Note to be cancelled or exchanged has been determined by our board of directors based on an independent appraisal obtained by us. To be effective, any payment related to the exercise of a right must clear prior to the expiration date of the rights offering.

Procedure for Exercising Subscription Rights

To exercise your subscription rights, you must take the following steps:

●

If you are a record holder, as of the Record Date, of our common stock, Underwriter Warrants, Series D preferred stock and Series F preferred stock, you must deliver payment and a properly completed Rights Certificate to the Subscription Agent to be received before 5:00 p.m., Eastern Time, on August 24, 2022. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

●

If as of the Record Date you are a beneficial owner of shares of our common stock, Underwriter Warrants, Series D preferred stock and Series F preferred stock that are registered in the name of a broker, dealer, bank or other nominee, you should instruct your broker, dealer, bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on August 24, 2022.

Payment Adjustments

If you send a payment that is insufficient to purchase the number of Units requested, or if the number of Units requested is not specified in the Rights Certificate, the payment received will be applied to exercise subscription rights to the extent of the payment. If the payment exceeds the amount necessary for the full exercise of your subscription rights, including any over-subscription privilege exercised and permitted, the excess will be returned to you promptly in cash. You will not receive interest or a deduction on any payments refunded to you under the rights offering.

Delivery of Securities

As soon as practicable after the expiration of the rights offering, payment for the Units subscribed for has cleared, and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, we expect to close on subscriptions and for the Subscription Agent to arrange for the issuance of the shares of Series I preferred stock and warrants purchased pursuant to the rights offering. All Series I preferred shares and warrants that are purchased in the rights offering will be issued in book-entry, or uncertificated, form meaning that you will receive a direct registration, or DRS, account statement from our transfer agent reflecting ownership of these securities if you are a holder of record. If you currently hold your securities in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the rights offering.

No Revocation

Except as described below, all exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights.

Use of Proceeds

We are conducting the rights offering for funding our pivotal Phase 3 trial for RA (NAV3-33), obtaining regulatory approvals, working capital, and for general corporate purposes. See “Use of Proceeds” for a more detailed description of the intended use of proceeds from the rights offering.

Non-Transferability of Rights

The subscription rights granted to you may be exercised only by you, and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.

Extension, Amendment and Termination

Although we do not presently intend to do so, we may extend the rights offering for additional time in our sole discretion for any reason for up to an additional 45 days from the original expiration date. For example, we may decide that changes in the market price of our common stock warrant an extension, or we may decide that the degree of stockholder participation in the rights offering is less than the level we desire. In the event that we decide to extend the rights offering and you have already exercised your subscription rights, your subscription payment will remain with the Subscription Agent until such time as the rights offering closes or is terminated. We also reserve the right to amend or modify the terms of the rights offering, as appropriate. Our board of directors may for any reason terminate the rights offering at any time before the expiration of the rights offering. In the event that the rights offering is cancelled, all subscription payments received by the Subscription Agent will be returned, without interest or deduction, as soon as practicable.

If we should make any fundamental changes to the terms set forth in this prospectus, we will (i) file a post-effective amendment to the registration statement of which this prospectus forms a part, (ii) offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder or eligible warrant holder, and (iii) recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC.

Subscription Agent and Information Agent

Broadridge will serve as our subscription agent and information agent for the rights offering.

Dealer-Manager

Maxim Group LLC will act as dealer-manager for the rights offering.

Material U.S. Federal Income Tax Consequences

Although the authorities governing transactions such as the rights offering are complex and unclear in certain respects, we believe and intend to take the position that the distribution of subscription rights to you with respect to your shares of our stock should generally be treated, for U.S. federal income tax purposes, as a non-taxable distribution. See “Material U.S. Federal Income Tax Consequences” beginning on page 31 of the Prospectus. You should consult your tax advisor as to the particular consequences to you of the rights offering.

Shares To Be Outstanding Immediately After the Rights Offering

As of July 29, 2022, 30,364,792 shares of our common stock were issued and outstanding. Assuming no additional shares of capital stock are issued by us prior to the expiration of the rights offering, and assuming the rights offering is fully subscribed for cash, we will have 30,364,792 shares of common stock, 22,077 shares of Series D preferred stock, 1,740 shares of Series F preferred stock, 3,260 shares of Series G preferred stock, 35,000 shares of Series I preferred stock, and warrants to purchase 78,192,324 additional shares of our common stock issued and outstanding.

The number of shares of our common stock outstanding prior to and immediately after this rights offering, as set forth above, excludes the following potentially dilutive securities as of July 29, 2022:

•	422,324 shares of our common stock issuable upon the exercise of outstanding common stock purchase warrants, having a weighted-average exercise price of $2.30 per share.

•	726,080 shares of our common stock issuable upon the exercise of outstanding stock options, having a weighted average exercise price of $4.52 per share;

•	563,953 shares of our common stock available for future grants under our 2014 Stock Incentive Plan;

•	1,368,211 shares of our common stock issuable upon the conversion of the 22,077 shares of Series D preferred stock; and

•	2,175,000 shares of our common stock issuable upon the conversion of the 1,740 shares of Series F preferred stock.

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 17 of the Prospectus, and all other information set forth in this Prospectus Supplement No. 1, and the Prospectus and the documents incorporated by reference before deciding to invest in our securities.

Dividend Policy

We have never declared or paid any cash dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain any earnings for use in connection with the expansion of our business and for general corporate purposes.

NYSE American Symbol for Common Stock

NAVB

Market for Series I Preferred Stock and Warrants

There is no established trading market for the Series I preferred stock and for the warrants, and we do not expect a market to develop for either of them.  We do not intend to apply for listing of the Series I preferred stock and the warrants on any securities exchange or recognized trading system.

Warrant Agent, Transfer Agent and Registrar

Continental Stock Transfer & Trust Company, LLC

One State Street, 30th Floor

New York, NY 10004

(212) 509-4000

Questions

If you have any questions about the rights offering, please contact the information agent, Broadridge, toll free at (888) 789-8409 or by email at shareholder@broadridge.com.

DILUTION

If you invest in our Units in this rights offering, you will experience an immediate dilution of the net tangible book value per share of our common stock. The net tangible book value of our common stock as of June 30, 2022, was approximately $(5.2 million), or approximately $(0.17) per share. Net tangible book value per share represents the amount of our total tangible assets, excluding goodwill and intangible assets, less total liabilities divided by the total number of shares of our common stock outstanding.

Dilution per share of common stock represents the difference between the amount paid by purchasers of Units in this offering and the net tangible book value per share of our common stock immediately following the completion of this rights offering.

After giving effect to the assumed sale of 35,000 Units in the rights offering at the subscription price of $1,000 per Unit, paid in cash, and assuming immediate conversion of all 35,000 shares of Series I preferred stock, after deducting our estimated offering expenses, dealer-manager fees and expenses payable by us, our pro forma net tangible book value as of June 30, 2022 would have been approximately $26.9 million or approximately $0.25 per share. This represents an immediate increase in net tangible book value of approximately $0.42 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $0.20 per share to purchasers in this rights offering, as illustrated by the following table:

Subscription price per common share underlying Series I preferred stock	$0.45
Net tangible book value (deficit) per common share as of June 30, 2022	$(0.17)
Increase in net tangible book value per common share attributable to this rights offering	$0.42
Pro forma net tangible book value per common share as of June 30, 2022 after giving effect to this rights offering	$0.25
Dilution per common share to purchasers in this rights offering	$0.20

The discussion of dilution, and the table quantifying it, assume no exercise of any outstanding options or warrants, including the warrants exercisable into 77,770,000 shares of common stock issued during this offering, or other potentially dilutive securities. The exercise of potentially dilutive securities having an exercise price less than the offering price would increase the dilutive effect to new investors.

Certain holders of the subscription rights will have the option to pay the subscription price by cancelling or exchanging their shares of Series D preferred stock, Series F preferred stock and Series G preferred stock and the outstanding principal balance of, plus all accrued but unpaid interest under, the Term Note, instead of by check or wire transfer of funds. The fair market value of the shares of Series D preferred stock, Series F preferred stock, Series G preferred stock and Term Note to be cancelled or exchanged has been determined by our board of directors based on an independent appraisal obtained by us. Dilution will be impacted if any of the Series D preferred stock, Series F preferred stock, Series G preferred stock or the Term Note are exchanged for Units in this rights offering.

The foregoing discussion and table above is based on 30,364,792 shares of common stock outstanding as of June 30, 2022 and excludes the following potentially dilutive securities as of June 30, 2022:

●	422,324 shares of our common stock issuable upon the exercise of outstanding common stock purchase warrants, having a weighted-average exercise price of $2.30 per share.

●	726,080 shares of our common stock issuable upon the exercise of outstanding stock options, having a weighted average exercise price of $4.52 per share;

●	563,953 shares of our common stock available for future grants under our 2014 Stock Incentive Plan;

●	1,368,211 shares of our common stock issuable upon the conversion of the 22,077 shares of Series D preferred stock; and

●	2,173,913 shares of our common stock issuable upon the conversion of the 50,000 shares of Series E preferred stock.

To the extent that any of these options or warrants are exercised or the preferred shares are converted, these will cause dilution per share to the investors purchasing securities in this offering.

Subscription Rights to Purchase up to 35,000 Units
Consisting of an Aggregate of up to 35,000 Shares of Series I Convertible Preferred Stock
And Warrants to Purchase up to 77,770,000 Shares of Common Stock
At a Subscription Price of $1,000 per Unit

PROSPECTUS SUPPLEMENT

Dealer-Manager

Maxim Group LLC

August 18, 2022